

August 24, 2012

Via E-mail
José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Form 6-K filed July 27, 2012**
> **File No. 001-12518**

Dear Mr. Álvarez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company, page 22
B. Business overview, page 37
Latin America, page 41

1.	We note your disclosure on page 42 that some variations in your balance sheet data are calculated in the currency of the country that is being described. We also note discussions throughout this section that refer to amounts and percentage changes in income in "local currency." Based on your disclosure that these amounts eliminate the

José Antonio Álvarez
Banco Santander, S.A.
August 24, 2012
Page 2

effect of exchange rates from the local currency to Euros, these measures appear to be non-GAAP measures as defined by Item 10(e) of Regulation S-K. Please revise your future filings to provide a reconciliation of these amounts to your results reported under IFRS.

Assets, page 53
Exposure to sovereign counterparties by credit rating, page 60

2.    We acknowledge that you are located within the peripheral Eurozone, and therefore, you have a significant amount of direct risk exposure to that geographical region. We also note your disclosure of direct sovereign and private sector exposure to the peripheral countries of the Eurozone at December 31, 2011 as well as your CDS purchased and sold that you have identified as indirect exposure. Please revise your disclosure in future filings to clarify how you define and identify indirect exposure to risks in the peripheral countries of the Eurozone, and describe the indirect risk exposures that you have identified. Also, address how you are monitoring and/or mitigating the effects of such indirect exposure as it relates to your overall risk management process. Note that we believe indirect exposure could include the following:

- exposure to other entities that are highly concentrated in the affected areas and to affected counterparties;
- a slowdown in global economic activity and wider economic contraction in the corporate sector; and
- the potential for redenomination and devaluation risk and related effects to payment and clearing systems or global exchanges.

Classified Assets, page 62
Allowances for Credit Losses and Country-Risk Requirements, page 67
The process: credit rating and parameter estimation, page 68

3.    You disclose that you include a measure of indirect costs in determining the appropriate level of loss given default. Please tell us how you considered paragraph AG84 of IAS 39 when determining that indirect costs of selling the collateral should be included in this measure.

Movements in Allowances for Credit Losses, page 71

4.    We note that the net charge-offs against loan loss allowance to average loans ratio for borrowers in Spain has been lower than the same ratio for borrowers outside Spain for the most recent five years. Please revise future filings to disclose the underlying factors that contribute to the lower net charge-offs to average loans ratio in Spain as compared to outside Spain. If the variance results from a difference in charge-off policies in foreign jurisdictions as compared to Spain, revise your disclosure on page 70 to also disclose the

policies at your foreign subsidiaries and discuss any impact the different policies have on this ratio.

5.      Additionally, we note that a separate ratio calculated based upon the amounts that you disclose highlights a difference between your foreign and domestic allowance methodologies. Specifically, the allowance for credit losses for borrowers outside Spain (€12.081 billion) covered your gross charge offs outside Spain (€9.632 billion) by 1.25 times as of December 31, 2011; whereas, the allowance for credit losses for borrowers in Spain (€6.907 billion) covered your gross charge offs in Spain (€2.798 billion) by 2.47 times as of December 31, 2011. Please revise future filings to disclose why your allowance coverage of loans outside Spain is roughly half of your coverage of loans in Spain. In your response, clarify the factors that contribute to lower coverage of loans outside Spain, including how your foreign loan types and loan terms differ from your domestic loan types and loan terms, and whether losses emerge on foreign and domestic loan portfolios in differing ways.

Evolution of Impaired Balances, page 75

6.      Per your disclosure on page 74, your domestic non-performing loan (NPL) balances increased by €2.866 billion in 2011. Also, we note your disclosure on page 76 that in 2011, NPLs rose in both of the economies most affected by the crisis, namely Spain and Portugal. Please revise your disclosure in future filings to more clearly identify the underlying factors that caused your NPLs to rise in Spain by 23% in 2011, including whether there were certain factors related to your Enterprise loan segment in Spain that contributed to this increase.

7.      Please revise your tabular disclosure in future filings to separately present gross additions to the balance of impaired loans as well as the balance of loans which remain outstanding but are no longer considered impaired and the balance of loans that have paid off or otherwise refinanced. Discuss the reasons for any material differences between reported periods. We believe this disclosure would more accurately reflect the various drivers behind changes in the levels of impaired loans in addition to the other categories presented.

Foreclosed Assets, page 79

8.      In regards to your foreclosed assets, we noted the following disclosures:

- You disclose that at December 31, 2011, the net balance of assets, both foreclosed and acquired in payment of customer's debts, amounted to €4,274 million, net of an allowance of €4,278 million. Therefore, it appears that the gross balance of these assets was €8,552 million at December 31, 2011.
- In the tabular disclosure on this page, the gross closing balance of foreclosed assets was €5,453 million (€3,770 million net of allowances).

- On page 21 of Form 6-K filed April 30, 2012, you disclose that the gross balance of foreclosures at December 31, 2011 was €8,590 million.

  Please reconcile these disclosures and explain how the amounts reported relate to each other.  Also, revise your future filings to provide a separate roll-forward of assets received in satisfaction of a customer's debts and clearly disclose the amount of these assets in Spain and outside of Spain for each period presented.

Item 5. Operating and Financial Review and prospects, page 100
Critical Accounting Policies, page 100
Impairment, page 104

9.      You disclose on page 105 that as of December 31, 2010, none of your other cash-generating units with significant goodwill had a recoverable amount below or near its carrying amount. Given that you recorded an impairment charge of €660 million related to the goodwill of your subsidiaries in Portugal in 2011, it is not clear what you mean by "near" in your disclosure.  Please clarify what you mean by the term "near," and revise your future filings to provide the following information for each cash generating unit that is at risk of impairment:

- Disclose the percentage by which the fair value of your cash generating units exceeded carrying value as of the date of the most recent test.
- Disclose the amount of goodwill allocated to each cash generating unit.
- Provide a more detailed description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Clarify how you determine the carrying value of your cash generating units for the purposes of determining whether goodwill is impaired.  For example, clarify whether you allocate specific assets and liabilities, use the economic capital assigned to the cash generating units as a proxy for the carrying value or use some other basis for allocation.  If you use a systematic basis for allocation, discuss this methodology and quantify and discuss the reasons for any unallocated amounts.

10.     Your disclosure on page F-45 indicates that your cash generating units represent your geographical and/or business segments.  You provide various disclosures throughout your filing that indicate you monitor and record goodwill internally on a more granular basis. For example, your disclosure on page F-56 indicates that you have a "Santander Consumer Holding GmbH cash-generating unit", on page F-101 you provide disclosure of goodwill balances at various subsidiaries, and on page F-102 you disclose that you recorded goodwill impairment on your subsidiaries in Portugal, which appears to be a subset of your Continental Europe segment.  Please revise future filings to reconcile these

disclosures, and clearly disclose how you concluded that your business segments constitute the lowest level at which cash flows are generated independently of other cash flows.

A. Operating Results, page 107
Results of Operations by Business Areas, page 120
Corporate Activities, page 128

11.  We note that you recorded the impairment on assets related to real estate charges in Spain in the Corporate Activities segment for the year ended December 31, 2011 and also for the six month period ended June 30, 2012, as discussed in your Form 6-K filed July 27, 2012.  As these activities appear to relate to your business in Spain and would be directly relevant to the business operations reported for your Continental Europe segment, please tell us and revise future filings to disclose the reasons for including these charges in the Corporate Activities segment.  Also, tell us if your assessment of whether goodwill is impaired would change if you did include these charges within the Continental Europe segment at either reporting period.

F. Tabular disclosure of contractual obligations, page 142

12.  We note that your table of contractual obligations appears to exclude the related interest expense on your marketable debt securities, subordinated debt, and interest-bearing deposits.  To promote transparency of your total contractual obligations, please revise these tables in future filings to include the following disclosures:

- Disclose the estimated interest payments on your long-term debt and interest-bearing deposits and any assumptions you made to derive these amounts.
- We note in your correspondence dated October 28, 2011 that you are unable to include payments related to interest rate derivatives in your disclosure.  Revise future filings to provide disclosure similar to your response, and provide quantification of the amount of your long-term debt covered by these derivatives.
- Finally, to the extent that you have excluded certain types of interest payments from the table, such as for variable rate debt, provide quantification of the amount of long-term obligations that have these types of interest rates and thus, have been excluded from the table.

G. Other Disclosures, page 143
Declines in Collateral Value, page 144

13.  You disclose that declines in collateral value are not relevant in your portfolio given that Spanish residential mortgages with LTVs *up to* 80% amount to only approximately 2% of your total lending as of December 31, 2011.  Your disclosure seems to indicate that having fewer loans with relatively low LTVs (i.e., *less than* 80%) means that declines in collateral values are not relevant.  Please tell us why you believe that is the case.

José Antonio Álvarez
Banco Santander, S.A.
August 24, 2012
Page 6

Alternatively, tell us whether you mean that Spanish residential mortgages with LTVs *in excess of* 80% amount to only 2% of your loan portfolio, given that higher LTVs increase the risk of adverse effects on residential mortgages due to declining collateral values. If the latter is true, revise your disclosure as appropriate.

Notes to the consolidated financial statements for the year ended December 31, 2011, page F-9
2. Accounting policies and measurement bases, page F-18
v. Classification of financial liabilities for presentation purposes, page F-26

14.     We note your disclosure that other financial liabilities include the amount of payment obligations having the nature of financial liabilities not included in other items, as well as liabilities under financial guarantee contracts, unless they have been classified as doubtful. Please describe the situations where you would have a liability under a financial guarantee contract that is classified as doubtful, and describe how and why you classify these liabilities differently. As part of your response, describe how you account for these liabilities, and quantify the amounts classified in this manner for each period presented.

d) Measurement of financial assets and liabilities…, page F-27
iii. Valuation techniques, page F-29

15.     Please address the following in future filings related to your tabular disclosures on page F-33:

- Revise your disclosure of level 2 and level 3 assets to provide the balances of each class of financial assets and liabilities for each level disclosed. Refer to paragraph 26 of IFRS 7.
- Your disclosure on page F-33 identifies "observable market data" as the inputs for certain of your financial instruments valued using a present value technique. Refer to paragraph 27 of IFRS 7, and revise to more clearly identify the assumptions applied in determining fair values of each class of financial assets or financial liabilities.

g) Impairment of financial assets, page F-36
i. Definition, page F-36

16.     We note your disclosure on page 103 that a loan is considered to be impaired when principal or interest becomes 90 days or more past due. Please revise your future filings to disclose the factors considered when removing a loan from impaired classification to a non-impaired classification. For example, discuss whether you remove the loan from the impaired classification when a borrower becomes less than 90 days past due, after demonstrating a satisfactory repayment history, etc.

ii. Debt instruments carried at amortized cost, page F-37

17.     Please revise your future filings to disclose that there is no "material" difference in the calculation of allowances for loan losses between the provision that you calculate according to Bank of Spain regulation and in accordance with the internal models that comply with IFRS-IASB, if true.

l) Accounting for leases, page F-43
Finance leases, page F-43

18.     We note your disclosure that when consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable plus the guaranteed residual value – which is generally the exercise price of the lessee's purchase option at the end of the lease term – is recognized as lending to third parties.  Please clarify why the guaranteed residual value would generally always be equal to the exercise price of the lessee's purchase option at the end of the lease term.  As part of your response, please clarify the types of leases that have guaranteed residual values that work in this fashion.

s) Recognition of income and expense, page F-48
i. Interest income, interest expense and similar items, page F-48

19.     Your disclosure indicates that if you collect interest on impaired loans, the interest is recognized in income as a reversal of the related impairment losses.  Please tell us why you record a reversal of the related impairment losses instead of recording interest income or applying the interest collected to the principal balance of the loan.  As part of your response, address how your policy complies with the guidance in paragraph AG93 of IAS 39.  Additionally, reconcile the disclosure on page F-48 with the disclosure on page F-36 where you state that collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

3. Santander Group, page F-53
xvi. Latam insurance companies, page F-60
xvii. SCUSA, page F-60

20.     We note that you recorded €233 million related to the fair value measurement of your 49% interest in ZS Insurance América, S.L.  We also note that you recorded €649 million related to the fair value measurement of your 65% interest in SCUSA.  Please tell us the methodologies and significant assumptions used to measure the fair values of these companies that resulted in the respective gains, including those related to the interests retained.  In your response, quantify your basis in the net assets for each of these entities prior to selling the non-controlling interests.

25.  Provisions, page F-114
e) Litigation, page F-124

21.     We note your disclosure of tax-related and non-tax-related proceedings.  Please tell us
        where you have provided disclosure that clearly distinguishes between provisions and
        contingent liabilities for these proceedings.  Please clearly identify your classes of
        provisions and contingent liabilities, as well as how you determine those classes.  Refer
        to paragraphs 84-88 of IAS 37.

52. Geographical and business segment reporting, page F-174

22.     We note that you recorded a substantial amount of equity for your Corporate Activities
        segment, causing your Intra-Group elimination adjustment for this line item to be large
        compared to the consolidated balance.  Please revise your future filings, either here or in
        management's discussion and analysis, as appropriate, to discuss specifically the reasons
        for allocating such a large amount of capital to this segment.

54. Risk Management, page F-185
Debt restructuring and payment agreements, page F-200

23.     Please revise your future filings to disclose the factors considered when concluding that a
        loan was modified due to a borrower's change in their economic situation such that their
        loan is classified as renegotiated or restructured as compared to modifications made to
        loans where borrowers have not had a change in their economic situation and thus, are
        not considered restructured or renegotiated.  Also, quantify the amount of loans that have
        been modified but are not considered renegotiated or restructured for each reported
        period.

24.     You disclose certain loss mitigation activities that you utilize as part of your continuous
        monitoring activities, including loan restructurings and refinancings.  Please revise your
        disclosure in future filings to address the following:

        •   Explain how you restructured and/or refinanced those loans by stating whether you
            extended loan terms, changed the interest rate of a loan, or reduced principal owed,
            and quantify the extent to which you restructured and/or refinanced such loans.  To
            the extent that you modified or renegotiated the original terms of loans using other
            methods, please explain those methods and quantify the extent to which you utilized
            the methods.
        •   Please clarify whether the reduction of construction and property development risk
            exposure as you discuss on page F-203 was a result of renegotiating an original loan
            by issuing a new loan for construction and/or development of the same property, and
            if so, quantify the extent to which you are performing such renegotiations.
        •   We also note your disclosure on page 144 that the amount of the financial assets that
            would be deemed to be impaired had the conditions thereof not been renegotiated, is

not material with respect to your financial statements taken as a whole. Please tell us how you determined that such renegotiated loans were not material given that your disclosure on page 248 appears to indicate €10.167 billion loans were refinanced as of December 31, 2011, and that amount is 31.7% of total non-performing loans.

25.   You disclose that when you modify the terms of loans to customers under normal classification due to a change in their economic situation it is not necessary to establish provisions to cover these transactions. Please revise your future filings to address the following:

- Discuss how your statement, that it was not necessary to make loan loss provisions for these loans, complies with the guidance in paragraph AG84 of IAS 39.
- Tell us and disclose the balances of loans modified in this manner for each reporting period, if not disclosed already under the balance of renegotiated or refinanced loans.
- Tell us whether you include these types of restructurings in your impaired loan disclosures. If not, tell us why not considering that you no longer expect to collect the amounts due according to the original contractual terms. If so, tell us if you ever remove these loans from your impaired loan disclosures due to continued payment performance or other circumstances, and describe the circumstances under which this would occur.
- You disclose that these loans are subject to special monitoring. Discuss your procedures for monitoring these loans and clarify whether you segregate these loans into separate loan pools for the purposes of determining the allowance for loan losses. If not, please tell us how you considered paragraph AG87 of IAS 39 in concluding that this was appropriate.

26.   In this regard, please revise your disclosure in future filings to include tabular roll forwards for both your performing and non-performing renegotiated, restructured, and refinanced loans. The roll forward should separately quantify each type of change and describe the reasons for material trends in the balance of these loans for each reporting period.

b. Analysis of home purchase loan portfolio, page F-202

27.   We note your disclosure of loan to value (LTV) ratios on page F-203, and specifically, your disclosure of two gross amounts for each LTV category. Please tell us if these amounts represent LTVs at origination and updated LTVs at the reporting period. If so, revise your disclosure to more clearly state that. If not, tell us why you believe it is useful to disclose two separate gross amounts for each LTV category. To the extent that only a portion of the property values have been updated since origination, clearly indicate the amount of loans by LTV category related to properties for which you have not updated the property values since origination.

José Antonio Álvarez
Banco Santander, S.A.
August 24, 2012
Page 10

c. Property financing provided for construction and property development, page F-203

28.    You disclose, on page F-204, that the excess over collateral for your construction and
property development loans corresponds to the amount of the loan which is not covered
by the value of the property collateral assigned to each loan.  Please revise your
disclosure to state the date as of which your property collateral was valued and discuss
whether your policy for obtaining updated appraisals for these types of loans differs from
that of other loans.  For example, clarify whether you obtain appraisals for construction
and property development collateral on an annual basis or more frequently.  Additionally,
disclose whether your collateral valuations for construction or development projects that
are in process contemplate collateral values "as is" or "as completed/developed."

4. Market Risk, page F-216
4.4. Risks and results in 2011, page F-221
B. Balance sheet management, page F-221
1. Liquidity management framework, page F-222

29.    On page F-224, you disclose that you have a structural funding surplus of €119 billion at
December 31, 2011 and on page 139 you disclose that you maintain a diversified
portfolio of liquid and securitized assets throughout the year for liquidity purposes.
Please revise your future filings to disclose the amount and types of securities that
comprise the surplus and the liquid and securitized asset portfolio, both at the
consolidated level and for each significant subsidiary or business unit.  To the extent that
there are significant fluctuations in the balance of these items intra-period, disclose the
weighted average amount in addition to the period-end balance.

Form 6-K filed July 27, 2012

Highlights of the Period, page 6

30.    We note that you recorded €2,780 million related to real estate provisions, most of which
appears to be recorded during the second quarter of 2012.  Given the material impact on
earnings, please revise future filings to disclose in detail the reasons for this increase.
Discuss the specific events and circumstances that changed your assumptions relating to
these assets during the quarter (i.e. property value declines, etc.) and quantify the
amounts related to each change.

Groupo Santander Results, page 11

31.    On page 14, you disclose that the increase of 41.8% in the provision for loan losses was
due to higher specific provisions because of larger volumes in emerging countries and
because the moment of the cycle is still very demanding in provisions in some units.  We
note that the provision increased by €1,928 million in the first half of 2012 as compared
to the first half of 2011.  Please revise future filings to discuss the underlying causes of

this increase by addressing the following:

- The underlying factors contributing to the increase in the provision as well as the factors offsetting the increase to the provision such that the total increase of €1,928 million is fully explained.
- The loan types and country location where the increases or the offsetting decreases in the provision were observed.
- Given that the provision is impacted by changes in the gross loan loss allowances, recoveries, and charge-offs, to facilitate an understanding of the changes in the provision, provide a roll-forward of the allowance for foreign and domestic loans, similar to the one provided on page 71 of Form 20-F, or by segment or business area if more appropriate.

32.   In this regard, we note on page 21, that your generic loan loss allowances decreased by €1,045 million.  Please revise your future filings to discuss the underlying causes of this decrease, including any offsetting amounts.  In your proposed disclosure, specifically address the loan types and country location where the increases or the offsetting decreases in the allowance were observed, including the reasons for such change.  Also, address how trends in NPL and coverage ratios impacted your generic loan loss allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Rebekah Lindsey, Accounting Reviewer, at (202) 551-3303 if you have questions regarding these comments.  Please contact me at (202) 551-3872 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief